December 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Karen Rosotto

Re:       Franklin California Tax-Free Trust (the “Registrant”)

            File No. 002-00112 and 811-043356

Dear Ms. Rosotto:

On behalf of the above-referenced Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on December 14, 2015 to our counsel, Kenneth L. Greenberg, with regard to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series, the Franklin California Ultra-Short Tax-Free Income Fund (the “Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 29, 2015 under Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus Comments

1.                  Text:  Footnote 2 of the expense table on page 1 states:

Management has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding the Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) for each Class of the Fund do not exceed (and could be less than) 0.37%, until October 31, 2017.  Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

Comment:  If the Board of Trustees may terminate the fee waiver or expense reimbursement agreements, briefly disclose that possibility.

Response:  Revised as requested.

2.                  Text:  Expense Table Example on page 2 of the prospectus

Comment:  Please confirm that the expense example accounts for the waiver only until the expiration of its term on October 31, 2017.

Response:  The Registrant confirms that the expense example accounts for the waiver only until the expiration of its term on October 31, 2017.

3.                  Text:  The second paragraph of the Principal Investment Strategies states:

The Fund … only buys securities rated, at the time of purchase, in one of the top four ratings categories by one or more U.S. nationally recognized rating services or comparable unrated or short-term rated securities.

Comment:  If the Fund may continue to hold a security that is downgraded to below investment grade, consider whether the risk of high yield debt securities needs to be added as a principal investment risk.  Similarly, since the Fund may invest in Puerto Rico debt obligations consider whether the risk of investing in Puerto Rico needs to be added as a principal investment risk.

Response:  The Registrant does not believe that High Yield risk or Puerto Rico risk needs to be added as a principal risk of the Fund.

4.                  Text:  “Focus Risk” disclosure in the Principal Risks section on page 3 states:

Focus  The Fund may invest more than 25% of its assets in municipal securities that finance similar types of projects, such as utilities, hospitals, higher education and transportation.  A change that affects one project, such as proposed legislation on the financing of the project, a shortage of the materials needed for the project, or a declining need for the project, would likely affect all similar projects, thereby increasing market risk.

Comment:  Please confirm whether the Fund intends to concentrate its investments in any particular industry.  The fundamental policy in the statement of additional information indicates that the Fund will not concentrate in any one industry, but the focus disclosure appears to be inconsistent with the policy.

Response:  The Fund will not concentrate in any one industry but it may invest 25% of its assets in municipal securities that finance similar types of projects.  However, such projects in and of themselves will not constitute an industry.  Fund management will review portfolio investments for compliance with the industry concentration policy.

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5.                  Text:  The sixth paragraph under “Fund Details- Principal Investment Policies and Practices” on page 6 states:

The Fund may also invest in municipal securities that are issued on a when-issued or delayed delivery basis.

Comment:  Confirm whether the above disclosure is a principal investment policy.  If it is not a principal investment policy, then add disclosure that distinguishes it as a non-principal investment policy.

Response:  The Fund’s investment in municipal securities that are issued on a when-issued or delayed delivery basis is a principal investment policy.

6.                  Text:  The last sentence of the first paragraph under “Fund Details- Principal Risks- Interest Rate” on page 7 states:

The longer the Fund’s average weighted portfolio maturity or average weighted portfolio duration, the greater the impact a change in interest rates will have on its share price.

Comment:  Please provide an example of how a change in interest rates affects a debt security with a longer duration.

Response:  Revised as requested.

7.                  Text:  The third sentence of the third paragraph under “Fund Details- Principal Risks- California and U.S. Territories” on page 7 states:

Personal income taxes are projected to increase $2.3 billion or 3.1% and sales and use taxes are projected to increase $1.6 billion or 6.6

Comment:  Please disclose who is making such a projection.

Response:  The source of the above projection regarding the increase in personal income taxes is the State of California, and the disclosure has been revised to indicate the source of such projection.

8.                  Text:  “Fund Details- Principal Risks Section”

Comment:  Are all the risks that are listed principal risks?  If not, provide disclosure that highlights the principal risks.

Response:  All the risks that are listed are principal risks.  The five additional risks that are listed in the Item 9 disclosure, Inflation, When-Issued and Delayed Delivery Transactions, Municipal Lease Obligations, Unrated Debt Securities, and Illiquid Securities will be added to the Item 3 disclosure.

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9.                  Text:  The last sentence of the fifth paragraph from the bottom of the page on page 11 states:

Advisers may end this arrangement at any time upon notice to the Fund’s Board.

Comment:  Revise the sentence to state: “Advisers may end this voluntary arrangement at any time upon notice to the Fund’s Board.”

Response:  Revised as requested.

10.              Text:  The third paragraph from the bottom of the page on page 11 states:

A discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s initial annual or semiannual report to shareholders.

Comment:  Provide the period of the annual or semiannual report.

Response:  Revised as requested.

Statement of Additional Information Comments

11.              Text:  The second paragraph on page 1 under “Goals, Strategies and Risks-Fundamental Investment Policies” states:

Under normal market conditions, the Fund invests at least 80% of its assets in securities that pay interest free from federal income taxes, including the federal alternative minimum tax, and from California personal income taxes.  The Fund applies this test to its total assets.

Comment:  Revise the sentence to state:

Under normal market conditions, the Fund invests at least 80% of its total assets in securities that pay interest free from federal income taxes, including the federal alternative minimum tax, and from California personal income taxes.

Response:  Revised as requested.

12.              Text:  Fundamental Investment Restriction number 7 on page 2 states:

The Fund may not invest more than 25% of the Fund’s net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

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Comment:  Please confirm that with respect to the investment in other investment companies, the Fund will look through the other investment companies to the extent it can when checking compliance with the 25% limit.

Response:  The Registrant confirms that the Fund will look through the other investment companies to the extent it can when checking compliance with the 25% limit.

13.              Text:  The last paragraph on page 5 regarding insurance states:

Insurance  The Fund may invest in insured municipal securities.  Normally, the underlying rating of an insured security is one of the top three ratings of Moody’s or S&P.  An insurer may insure municipal securities that are rated below the top three ratings or that are unrated if the securities otherwise meet the insurer’s quality standards.

Comment:  The Fund may invest in the top four ratings categories, but an insurance company will normally insure securities in the top three ratings.  Please consider whether additional disclosure is needed to highlight that there may be a lack of insurance for securities in the fourth rating tier.

Response:  The Registrant already discloses that an insurer may insure municipal securities that are rated below the top three ratings or that are unrated if the securities otherwise meet the insurer’s quality standards.  The Registrant believes that no further disclosure is necessary.

14.              Text:  The section titled “Board role in risk oversight” on page 28:

Comment:  Please confirm that the role of the Board in addressing conflicts is disclosed.

Response:  The SAI discloses that the “Board monitors to ensure that no material conflicts exist among share classes and that while none are expected, the Board will act appropriately to resolve any material conflict that may arise.”  Similarly in the discussion regarding portfolio manager conflicts, the SAI discloses that “The Investment Manager and the Fund have adopted certain compliance procedures that are designed to address these and other types of conflicts.”

15.              Comment:  There does not appear to be disclosure regarding the Fund’s proxy voting policy.  Please confirm that omission is because the Fund invests exclusively in non-voting securities.

Response:  The Registrant confirms that the Fund’s proxy voting policy has been omitted  because the Fund invests exclusively in non-voting securities.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

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The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. by telephone at (215) 564-8149 or, in his absence, Kevin Kirchoff, Esq. at (650) 525-8050.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin California Tax-Free Trust

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